WHOOSHH

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Eco Solutions for the Planet

Whooshh Innovations

Enabling fish to safely glide past barriers while producing more hydropower flow. **If within 10 days of the official offering opening you commit to pay your Reservation Amount or more, you will receive an additional 12.5% bonus shares at the end of the offering term**

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$2.00	$500.00
Share Price	**Min. Investment**

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind.

FishIRecognition™ 2017
Upstream & Downstream Fish Monitoring High Definition Images
Artificial Intelligence Count, Size, Species, Hatchery v. Wild
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WHOOSHH

Whooshh Innovations, Inc.

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Indicate the amount you may be interested in investing once the Wooshh's raise goes live. This reservation is non-binding and no payment or commitment is required at this time. You'll be notified when the official offering opens and final investment decisions can be made. **If within 10 days of the official offering opening you commit to pay your Reservation Amount, you will receive an additional 12.5% bonus shares at the end of the offering term**

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement has been qualified by the SEC under Regulation Crowdfunding. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance is given after the qualification date. A person's indication of interest involves no obligation or commitment of any kind.

Name

Jane Smith

Email

jane@framer.com

Phone Number

(123)-456-7890

Reservation Amount

$1,000

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Opportunity

Invest in an exceptional opportunity with Whooshh Innovations—an innovative, fast-growing company at the forefront of three separate multibillion-dollar markets: clean energy, sustainable fish passage and aquaculture. Whooshh's suite of AI-enabled products, including advanced systems that selectively sort and pneumatically transport native fish species, is driving sales growth and expanding global markets and deployments.

Our Vision

We envision a future where maximizing electric power production from hydropower goes hand in hand with dramatically improving fish passage. By advancing efficient management of hydropower, fresh water, and fish protein—each considered essential national resources—Whooshh is leading the way by enabling greater energy production without compromising fish survival. Our mission to SAVE native fish, FEED the planet and its people, GROW clean energy, and HEAL the environment. We are committed to solutions that improve efficiencies while ensuring the safe and sustainable fisheries management practices.

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WHOOSHH
THE CHOICE IS CLEAR

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WHOOSHH

Opportunity About Us Investment Details

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There are three primary market opportunities:

Hydropower & Dams: Traditional fish passage at hydropower and other dams requires up to 10% of the water flow, and has surprisingly high capital and operating costs. Whooshh more solutions are more efficient, creating a return on investment of 2 years or less while improving fish survival and fecundity.

Invasive Species Management: Selective removal of invasive species or non-native fish from fresh water systems has become critical to maintaining traditional fisheries in fresh water systems. Whooshh is the first to not only monitor rivers using its AI FishRecognition systems, but the only one that can also autonomously sort and transport these fish, making faster recovery possible.

Aquaculture: As aquaculture is industrialized and matures, fish welfare regulations have required producers to abandon traditional fish pump and fish transfer technologies, while high labor costs and fish handling injuries when handling large numbers of fish has driven producers to find new products that are better for both the fish and their employees.



Some portals are science fiction
The Whooshh PassagePortal is proven and is providing selective fish passage today

Reasons to Invest

Capitalization

We have previously raised a total of $26.4 million through grants, founders, previous Reg CF rounds.

Emerging Growth Stage

We have established commercial sales in the U.S., Canada, and the EU and revenue has grown by 157% in the last year.

Economic Moat

Whooshh offers up to 80% cost reduction over traditional competing solutions.



CAPITALIZATION: $26.4M RAISED; NEW $10M+ CREDIT FACILITY TERM SHEET EXECUTED.
ACCELERATING PRODUCT GROWTH: 157% YOY GROWTH; GLOBAL DEPLOYMENTS.
ECONOMIC MOAT: 50 PATENTS; UP TO 80% COST SAVINGS VS. TRADITIONAL SOLUTIONS.
INVESTOR VETTING: 1200+ INVESTMENTS MADE PRIOR TO THIS ROUND

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About Us

Discover who we are, how we operate, and where we're headed. In this section, you can explore the business model, traction to date, financial highlights, and meet the team behind the vision.



2008
FOUNDED
2012
FIRST CATCH
2014
VIRAL SPLASH
2017
BREAKING BARRIERS
2018
LEVELING UP!
2019
EYES ON FISH
2020
RESCUE ROUTE
2022
CLEARING THE WATERS
2024
GUIDING THE FLOW

BUSINESS OVERVIEW

Whooshh Innovations develops advanced fish passage, fish handling, and fisheries management systems that help native fish migrate safely while supporting the growth of clean, renewable hydropower. Our technology uses automated AI enabled scanning, species recognition, and selective sorting to identify and guide fish through flexible, misted, pneumatic Migrator™ tubes that transport selected native species over barriers within seconds—without stress, injury, or the need for heavy infrastructure or excessive water use.

By integrating invasive species removal and continuous data collection, Whooshh provides a smarter, more efficient alternative to traditional fish ladders, fish pumps, or hauling. Our solutions restore ecosystems, protect biodiversity, and enable operators and governments to meet environmental and dominant energy goals by **increasing power production** at hydropower facilities by 10% by decreasing use of headwater for attraction flow, and instead using tailrace water after it has gone through the turbine.



FOUNDATIONAL FACTS
HQ in Seattle, Terminal 91
20 Published studies
30 Different fish species
4 Continent Deployment
10 Million salmon transported
Faster / Further
Migration than fish ladders
1700'
Longest system deployed to date
235' (> 700' feasible)
Highest system deployed to date
Higher Survival
than trap and haul for adults and offspring

WHOOSHH
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TRACTION & MILESTONES

With commercial sales established across the U.S., Canada, and the EU, Whooshh grew its revenue 157% year over year in 2025 with more than $1.1 million dollars of recognized revenue and more than $1.5 million backlog (contracted bookings).

The company now operates with 50 patents granted in key markets, over 20 independent regulatory studies completed, and multiple product deployments with its ever-increasing suite of product offerings The Company continues to developed and/or acquire new technologies to offer an unprecedented suite of product solutions which are now offered for sale (See timeline).





A GLIMPSE...
BroodMaker ™
1
2
3
FishRecognition ™
PassagePortal ™



🛒 **BUSINESS MODEL**

Whooshh Innovations operates a scalable business model built on multi-year revenue from sales. leases, service contracts, long-term maintenance agreements and license subscriptions. With our modular Passage, Aquaculture, and Invasive species management systems we create repeatable deployment opportunities across thousands of watersheds, hydropower facilities, and infrastructure projects worldwide.

By offering both hardware and ongoing data-driven services—such as FishlRecognition™ analytics, monitoring, and invasive species management—we capture value throughout the full lifecycle of each installation. This combination of upfront project revenue and recurring service income offers predictable, durable growth while enabling customers to modernize their capital purchases and infrastructure at a fraction of traditional costs.

We have four business divisions:

Fish Passage: $3B+ fish passage market today, projected to exceed $5B by 2033. Drivers include regulatory mandates, climate adaptation, and hydropower modernization.

Aquaculture Equipment: $7.9B+ aquaculture equipment market today, projected to grow to $13.6B by 2033. Drivers include rising seafood consumption, technological advancements in aquaculture systems, and increasing investments in sustainable fish farming practices.

Environmental Optimization: $60B environmental consulting/solutions market is projected to grow to $72B+ by 2028. Drivers include low interest rates, strong economic growth in emerging markets.

Business Solutions: Recurring revenue generated from financial solutions, equipment leases, software subscriptions, consulting, maintenance and support and extended service agreements.



Fish Passage:
$3B+ fish passage market today, projected to exceed $5B by 2033. Drivers include regulatory mandates, climate adaptation, and hydropower modernization.

Aquaculture Equipment:
$7.9B+ aquaculture equipment market today, projected to grow to $13.6B by 2033. Drivers include rising seafood consumption, technological advancements in aquaculture systems, and increasing investments in sustainable fish farming practices.

Business Solutions:
Recurring revenue generated from financial solutions, equipment leases, software subscriptions, consulting, maintenance and support and extended service agreements. Complimentary to the three other divisions.

Environmental Optimization:
$60B environmental consulting/solutions market is projected to grow to $72B+ by 2028. Drivers include low interest rates, strong economic growth in emerging markets.

Our Leadership Team

Mr. Bryan is the Founder and CEO of Whooshh Innovations and is responsible for the vision and startegic direction of the company and its product offerings, the management of the executive team, and the government and investor relations.

Vincent Bryan III
CEO

Mr. Stephens is currently under contract in a consultant capacity and will transition to the company as a full-time employee in early. Prior to joining the company, he was the Chief Product Officer at Rad Power Bikes from 2019 – September 2023 and President of Synapse Product Development from 2014 – 2019.

Redwood Stephens
Sr. VP of Engineering

Siao Ling Kok is the VP of Finance at Whooshh Innovtions. She has served in the position since May 2020 and is responsible for the capital and finance activities within the company.

Siao Ling Kok
VP Finance

Financial Snapshot

Key figures that highlight the our financial position and growth potential.

$1.1M (+50% YoY)	$235k	$10M+ Project Financing	12+ months
Product Revenue	Cash on Hand	Term Sheet	Runway

$23.5M	$1.35M	$225k / mo	15
Value of Issued Quotes	Contract Backlog	Burn Rate	Employees

Investment Details

Explore key details of our raise, including terms, valuation, and planned use of funds.



○ **Terms**   >
Overview of offering structure and key investment details.

⊘ **Valuation**   >
Company value guiding investment terms and security type.

◎ **Use of Proceeds**   >
How the company plans to use raised funds.

◷ **SEC Filings**   >
Access full regulatory filings for complete

Anticipated Terms (Subject to change)

Security Type
Common Stock

Security Price
$2.00/share

Min Investment
$500.00

Raise Target
$10,000 - $1,235,000

The terms shown below are preliminary and for informational purposes only. They are based on current expectations and are subject to change. These terms do not constitute an offer to sell or a solicitation of an offer to buy securities.

Up to $1,235,000 in Common Stock at $2.00 per share with a minimum target amount of $10,000.00.

Offering Minimum: *$10,000.00 | 5,000 shares of Common Stock*
Offering Maximum: *$1,235,000 | 617,500 shares of Common Stock*
Type of Security Offered: *Common Stock Purchase*
Price of Security Offered: *$2.00 per Share Minimum Investment*
Amount (per investor): *$500.00 | 250 shares of Common Stock*

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.00. The Company must reach its Target Offering Amount of $10,000.00 by April 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000.00 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Investor FAQs

Getting Started

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Understanding the Raise

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Risks & Returns

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After Investing

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WHOOSHH

Opportunity About Us Investment Details

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After Investing

How will I know if Wooshh successfully closes its raise?

What happens to my money after the raise ends?

How do I track my investment over time?

Will I receive updates from Wooshh on my investment?

Are there tax implications resulting from my investment?

Compliance & Security

Is my personal and financial information secure?

What happens if I run into an issue with my investment?

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